UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at March 18, 2005

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 18, 2005

Print the name and title of the signing officer under his signature.

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NORTHERN DYNASTY MINERALS LTD.
1020 - 800 W Pender Street
Vancouver BC
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.northerndynasty.com

NORTHERN DYNASTY COMPLETES $30.8 MILLION FINANCING

March 18, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSXV:NDM; AMEX:NAK) is pleased to announce that Northern Dynasty has completed the financing announced on January 20, 2005, comprising 7,247,000 units for gross proceeds of $30.8 million. Each unit consists of one common share and a share purchase warrant exercisable to purchase an additional common share of the Company at a price of $5.00 for an 18 month period. The common shares in the units and the shares issuable on exercise of the warrants will be subject to a four-month resale restricted period.

Proceeds from the placement will be used for the 2005 program at the Pebble gold-copper-molybdenum project, located in southwestern Alaska. USA. The planned program encompasses delineation drilling of the new East Zone discovery on the eastern flank of the Pebble deposit as well as comprehensive engineering and environmental/socioeconomic work designed to complete a feasibility study and prepare environmental permit applications for a large scale open pit mining operation.

For further details on Northern Dynasty Minerals Ltd., please visit the Northern Dynasty website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at
1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Oriented Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although Northern Dynasty believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to fail to complete them as a result of general market conditions, adverse developments unique to such investors or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Northern Dynasty, Investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.